As filed with the Securities and Exchange Commission on August 30, 2001
                                            Registration No. 333--59724

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             AMENDMENT NO. 1
                                   TO
                                FORM S-3
                         REGISTRATION STATEMENT
                                 UNDER
                       THE SECURITIES ACT OF 1933

                            CLICKACTION INC.
        (Exact name of registrant as specified in its charter)

Delaware                                   77-0195362
(State of Incorporation)          (I.R.S. Employer Identification No.)

                        2197 EAST BAYSHORE ROAD
                          PALO ALTO, CA 94303
                            (650) 473-3600
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                         GREGORY W. SLAYTON
                          CLICKACTION INC
                      2197 East Bayshore Road
                        Palo Alto, CA 94303
                          (650) 473-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               Copies to:
                           IAIN MICKLE, ESQ.
                 Orrick, Herrington & Sutcliffe LLP
                   400 Capitol Mall, Suite 3000
                        Sacramento, CA 95814
                           (916) 447-9200

	Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration
Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ___

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box._X_

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following Box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.__

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.__

                    CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------
Title of Class    Amount to   Proposed   Proposed Maximum    Amount of
of Securities        be       Maximum       Aggregate        Registra-
to be Registered  Registered  Offering      Offering            tion
                              Price Per     Price (1)            Fee
                               Share
--------------------------------------------------------------------------
Common Stock,
$0.001 par
value           2,374,680 (2)  $1.06       $2,517,161        $630.00 (3)
--------------------------------------------------------------------------

(1)	Estimated solely for the purpose of calculating the registration fee based on $1.06 per share, which represents the average of the high and low sales prices of the common stock on the Nasdaq National Market on
August 28, 2001. It is not known how many shares will be purchased under this registration statement or at what price such shares will be purchased.
(2)	In accordance with Rule 416 under the Securities Act of 1933, common stock offered hereby shall also be deemed to include additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3)	ClickAction previously paid a registration fee in the amount of
$3,175.00 in connection with the initial filing of this registration statement on April 27, 2001.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus
Subject to completion, dated August 30, 2001


                            CLICKACTION INC.

                          2,374,680 SHARES OF
                             COMMON STOCK
                   OFFERED BY A SELLING STOCKHOLDER


The Selling Stockholder:

	This prospectus relates to the offer and resale from time to time by the selling stockholder of up to 2,374,680 shares of our common stock. The shares of our common stock covered by this prospectus include shares issuable upon conversion of 3,500 shares of our Series A 4% Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") and upon exercise of a warrant issued to The Tail Wind Fund, Ltd. in connection with a private placement that closed on March 30, 2001. The shares of our common stock covered by this prospectus also include 15,167 shares of our common stock issued on June 30, 2001 as dividends on the Series
A Preferred Stock. The number of shares being registered and offered hereunder is greater than the number of shares currently beneficially owned by the selling stockholder, as required by the transaction documents for the private placement.

	The selling stockholder has advised us that no sale or distribution other than as disclosed herein will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. We will not receive any proceeds from the sale of the shares covered by this prospectus.

Offering Price:

	The selling stockholder may sell the shares covered by this prospectus from time to time at varying prices on the over-the-counter market or on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. We provide more information about how the selling stockholder may sell the shares in the section titled "Plan of Distribution" on page 14.

Trading Market:

	Our common stock is listed on the Nasdaq National Market under the symbol "CLAC." On August 27, 2001, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $1.00.

Risks:

	Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

--------------------------------------------------------------------------
The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------

                            TABLE OF CONTENTS

                                                                   Page

Prospectus Summary -------------------------------------------------  3
Risk Factors -------------------------------------------------------  5
Special Note Regarding Forward-Looking Statements ------------------ 12 Where You Can Get More Information --------------------------------- 12
Use of Proceeds ---------------------------------------------------- 13
Description of Securities Covered by this Prospectus --------------- 13 Selling Stockholder ------------------------------------------------ 15
Plan of Distribution ----------------------------------------------- 16
Legal Matters ------------------------------------------------------ 17
Experts ------------------------------------------------------------ 17

                            PROSPECTUS SUMMARY

	You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholder is offering to sell and seeking offers to buy the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

	The following is a short summary of our business. You should carefully read the "Risk Factors" section of this prospectus, our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000 and our Quarterly Reports on Form 10-Q for the quarters ended March 30, 2001 and June 30, 2001 for more information on our business and the risks involved in investing in our common stock.

We are a leading provider of e-marketing automation products and services. Our email marketing automation business helps marketers design, deploy and manage personalized email campaigns. Our email marketing automation products and services provide highly scalable outbound and inbound messaging, one-to-one publication, powerful rules-based segmentation, real-time tracking and detailed reporting, all integrated in a Internet-based solution. We also offer hosted ASP and in-house enterprise versions of our email marketing automation product. Our email marketing automation products and services are permission-based, which means that our clients send emails only to customers and potential customers who have provided their email addresses and explicitly asked to receive information on specific subjects, brands, services or products. Our clients typically use our email marketing automation solution to send content rich emails that inform these customers about new products, sales and promotions, specified items of interest and corporate events.

	We are a Delaware corporation. Our principal offices are located at 2197 East Bayshore Road, Palo Alto, CA 94303, and our telephone number is (650) 473-3600. In this prospectus, "ClickAction," "we" and "our" refer to ClickAction Inc. unless the context otherwise requires.

Sale of Elibrium Division

	From our incorporation in 1986 until June 15, 2001, we offered a line of desktop application products consisting of small business productivity software and services. In late 2000, we put all our desktop application-related operations under a division that we called Elibrium.

	In May 2001, we recalled approximately $5.0 million of applications service provider, or ASP, software products packaged and shipped by our Elibrium division but developed and supported by three different companies. This recall was a result of our concern over the financial stability of these three companies, one of which informed us on May 1, 2001 that it would not support its ASP software product after May 11, 2001. We had to revise our first quarter gross revenues and net income as reported in our press release issued on April 26, 2001 to reflect the recall of $2.8 million of ASP software products. As a result, our gross revenues for the first quarter of 2001 were $8.2 million, compared to gross revenues of $11.0 million, as reported in our press release issued on April 26, 2001. The entire amount of reduction in first quarter gross revenues was reflected in our revenues from desktop applications, which were reduced to $2.9 million from the previously reported amount of $5.7 million. Therefore, our net loss for the first quarter of 2001 was $2.6 million, or $(0.20) per share, compared to the net income of $233,000, or $0.02 per share, as reported in our press release issued on April 26, 2001.

	On June 15, 2001, we completed the sale of substantially all of the assets and liabilities of our Elibrium division to a corporation owned and controlled by certain members of our management team, including our Chief Financial Officer, Senior Vice President of the Elibrium division, Vice President of Marketing of the Elibrium division and Vice President of Business Development and Legal Affairs of the Elibrium division, each of whom resigned from ClickAction upon the closing of the transaction. The sales price for the Elibrium division was $3.0 million, of which $500,000 was paid on June 15, 2001 and $274,000 on June 30, 2001. The remaining balance is payable in installments as follows: $726,000 is due on September 15; 2001;
$1 million is due on December 15, 2001 and $500,000 is due on March 15, 2002. The asset purchase agreement also provides for further payments to ClickAction should the acquiring company surpass specified financial goals. The sale resulted in a net gain of $3.4 million for the Company. The Elibrium division developed, marketed and manufactured a line of desktop application products consisting of small business productivity software and services.

In connection with the sale of our Elibrium division, we granted the acquiring company an exclusive license relating to our email marketing services and opt-in email database for an onetime fee of $1.5 million pursuant to a separate license agreement.

	For the six months ended June 30, 2001, the Elibrium division generated a loss from discontinued operations of $13.1 million. This loss resulted from the recall in the first quarter of 2001 of approximately $5.0 million of ASP software products shipped by us but supported by three third-party companies. The products were recalled as a result of a concern over the financial stability of these three companies. In addition, during the quarter ended June 30, 2001, our stock rotation cycle was interrupted by the sale of the Elibrium division on June 15, 2001. Under our usual stock rotation policy, inventory at distributors is rotated to meet seasonal buying patterns and to vary the product mix. Prior to the sale of the Elibrium division, inventory of our distributors, representing $6.8 million, was returned to us under this stock rotation policy. The return was recorded as a reduction of desktop application revenue. Replacement product was re-shipped to the distributors by the acquiring company after the sale of the Elibrium division. In addition, the operating expenses increased $2.8 million compared to the six months ended
June 30, 2000. This increase was due primarily to an increase in sales and marketing expenses in connection with increased promotional activities.

                             RISK FACTORS


	You should carefully consider the following risk factors, and all other information contained and incorporated by reference in this prospectus, before you decide to purchase shares of our common stock.
The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

We have incurred significant operating losses in the past and there is no guarantee that we will achieve profitability.

As of June 30, 2001, we had an accumulated deficit of $21.1 million. We recorded a net loss of $884,000 from continuing operations for the six months ended June 30, 2001. There can be no assurance that we can achieve profitability in the near future. We have historically relied to a significant extent on the revenues and cash flow generated from the sale of desktop software products by our Elibrium division to fund the development and expansion of our email marketing strategy. As a result of the sale of our Elibrium division on June 15, 2001, our ability to achieve profitability in the future will depend primarily upon our ability to continue development of new email marketing products and services, enhance our infrastructure and expand our customer base and brand awareness. To achieve these goals, we need to increase spending on product development, sales and marketing and technology. To the extent that our email marketing revenues do not significantly increase as a result of this increased spending, we may not achieve profitability. Even if we do achieve profitability, there is no guarantee that we will be able to sustain or increase our profitability on a quarterly or annual basis in the future.

We may need to raise additional capital if we are unable to collect outstanding receivables. Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain additional capital could affect our ability to pursue future growth.

As of June 30, 2001, our net accounts receivable and notes receivable totaled $4.7 million. If we do not receive payment for all or substantially all of our outstanding accounts receivables, we believe that our existing cash and cash equivalents and cash that may be generated from operations may not be sufficient beyond the fourth quarter of 2001. Additional capital from equity or debt financings may be necessary in order to fund our operations at currently anticipated levels beyond the fourth quarter of 2001. There can be no assurance that we will be able to raise additional capital on acceptable terms, or at all. If adequate funds are not available on acceptable terms, our ability to fund any potential expansion, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage of ownership of our stockholders would be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders.

Our quarterly operating results are subject to significant fluctuations due to many factors, any of which could adversely affect our stock price.

We have experienced, and may continue to experience, significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. These factors include:

* the sale, in June 2001, of substantially all of the assets of our Elibrium division;

* the rate of growth of the use of the Internet as a medium for consumer and business communications and transactions, and the size and rate of growth of the market for email marketing products and services;

* the timing and number of product enhancements and new product and services introductions by us and our competitors;

* the timing and number of email marketing campaigns conducted by our customers;

* the timing and delivery of strategic alliance arrangements;

* changes in pricing policies by us and our competitors;

* our ability to upgrade and expand our infrastructure;

* technical difficulties or system downtime affecting use of our email marketing products or services;

* the seasonal nature of our email marketing automation business;

* changes in the level of our operating expenses to support our growth;
and

* domestic and international regulation of email marketing, including privacy legislation.

Due to these factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of our future performance. In addition, a significant portion of our operating expenses, particularly labor costs and rent, are relatively fixed, and planned expenditures are based, in part, on expectations with regard to future sales. As a result, we will likely be unable, or may elect not to, reduce spending quickly enough to offset any unexpected revenue shortfall. In the event of a revenue shortfall or unanticipated expenses in any given quarter, our operating results may be below the expectations of securities analysts or investors. If this occurs, the market price of our common stock may decline significantly.

Our business would suffer if we are not able to manage our growth and implement our email marketing strategy.

The success of our email marketing strategy depends on our ability to provide satisfactory services to our clients and keep pace with their demands. There is no assurance that we will be able to add client services personnel to enhance our services. Failure to meet our clients' demands for email marketing services would have a material adverse effect on our business and reputation. In addition, the success of our email marketing strategy depends on our ability to deliver emails over the Internet through Internet service providers and recipients in major corporations. Our email delivery may be blocked or our email delivery technology may be incompatible with the technologies of Internet service providers. The failure to deliver email messages may cause us to lose clients and could have a material adverse effect on our email marketing strategy and business.

If email marketing automation is not widely accepted or if use of the Internet by consumers does not continue to grow, there will be a decreased demand for our email marketing products and services and our business will suffer as a result.

The market for email marketing automation products and services is new and rapidly evolving. If email marketing automation does not gain widespread acceptance as a means of marketing to, and communicating with, consumers, our business will suffer. Businesses that have relied upon traditional means of attracting new customers and maintaining customer relationships may not accept, or may be slow in accepting, our email marketing automation products and services because:

* they have already invested substantial resources in other more traditional methods of marketing and communicating;

* they have allocated a limited portion of their marketing budgets to email marketing;

* they may find email marketing to be less effective for promoting their products and services;

* their customers may have concerns about security and privacy on the Internet or confuse our permission-based emails with unsolicited emails; or

* the effectiveness of email marketing may diminish significantly if the volume of direct marketing email results in a negative reaction from consumers.

Our success also depends on the growth and acceptance of the Internet as a medium for executing transactions. If consumers do not continue to purchase products online, then the market for our email marketing solution may disappear. If that happens, or if the number of business-to-consumer electronic commerce transactions grows more slowly than we anticipate, our business would suffer.

Our business will be harmed if we fail to meet the demands of our email marketing automation clients.

The success of our email marketing automation business depends to a significant extent on our ability to provide satisfactory services to our clients, meet their demands and maintain an infrastructure capable of handling, without interruption, the volume of emails or marketing campaigns resulting from our clients' email marketing campaigns. The success of our email marketing automation business also depends on our ability to successfully deliver emails or marketing campaigns over the Internet. Software programs exist that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software by Web users would significantly undermine the commercial viability of email advertising and marketing. The failure to deliver email messages or marketing campaigns for our clients in an effective and consistent manner may cause our clients to discontinue their use of our email campaign services. In addition, because we provide our clients with a 100% service guarantee, if our clients are not completely satisfied with our service we may be required to refund the delivery fees paid by dissatisfied clients or resend an email marketing campaign at our own expense. If these refunds are large in amount, our business and financial results could be adversely affected.

We are at risk of potential stock price volatility.

Many factors outside our control may cause the market price of our common stock to fluctuate, including:

* quarterly fluctuations in our revenues or results of operations,

* general conditions in the computer hardware, software and Internet industries,

* announcements of new products and services by us or by our competitors,

* announcements of alliance or partnership transactions by us or by our competitors,

* potential litigation,

* volatility in the stock markets, particularly with respect to Internet
stocks, and decreases in the 	availability of capital for Internet-
related businesses, and

* changes in financial estimates by securities analysts.

On May 14, 2001, the market price of our common stock declined by approximately 40% after we announced that we were significantly revising our previously released financial results for the first quarter of 2001 due to a recall of $5.0 million of ASP software products of our Elibrium division which was sold on June 15, 2001. In the past, many companies have been subject to securities class action litigation following significant declines in the market price of their securities. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and could cause the market price of our common to decline further.

Our success depends on our timely development of new products and services.

We believe that our future success depends in large part upon our ability to keep pace with competitive offerings, to adapt to new operating systems, hardware platforms, media, and industry standards, and to provide additional functionality by enhancing our existing products and services and introducing new products and services on a timely basis. If we are unable to develop such products or services in a timely manner due to resource constraints or technological or other reasons, this inability could have a material adverse effect on our business. For instance, our enterprise version of our email marketing automation product which we announced in October 2000 is not scheduled to ship until the third quarter of 2001. Failure to develop and introduce new products and services in a timely fashion could have a material adverse effect on our business.

Intense competition could impair our ability to grow and achieve profitability.

The market for email marketing products and services is intensely competitive and rapidly evolving. Our competitors are continuing to engage in significant price competition for email marketing services.
We expect competition to increase significantly in the future because of the attention the Internet has received as a means of advertising and direct marketing and because there are relatively low barriers to entry in our market. We compete directly with publicly traded email service providers as well as numerous private companies. We compete with the information technology departments of current and prospective clients who use in-house email systems to manage and deliver email marketing campaigns. We also compete with companies providing software and services for outsourced solutions such as email distribution, list management, reporting and bounce processing, email consulting and campaign analysis.

Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases, more diversified lines of products and services and significantly greater resources than we have. These competitors may be able to devote significant resources to sales and marketing, adopt more aggressive pricing policies and deliver superior solutions. If we are not able to compete effectively with our current or future competitors, our business would be harmed.

We would be required to make a substantial cash payment and issue a substantial number of additional shares upon conversion of our Series A Preferred Stock if the average closing bid price of our common stock during the fourth quarter of 2002 does not exceed $4.09 per share.

On March 30, 2001, we issued 3,500 shares of our Series A 4% Cumulative Convertible Preferred Stock for an aggregate purchase price of $3.5 million. On April 26, 2001, the holder of all of the issued and outstanding shares of Series A Preferred Stock exercised its right to convert 500 shares of Series A Preferred Stock into 136,552 shares of our common stock. The remaining 3,000 shares of Series A Preferred Stock are currently convertible into approximately 773,500 shares of our common stock based on the conversion price of $4.09 per share. However, subject to certain conditions, any outstanding shares of Series A Preferred Stock on January 2, 2003 will automatically convert into shares of our common stock at a conversion price equal to the lesser of the current conversion price of $4.09 or the reset price, which is the average closing bid price of our common stock during the fourth quarter of 2002. For example, based on various assumptions and limitations described in the section of this prospectus entitled "Description of the Securities Covered by this Prospectus," we would be required to issue 2,870,482 shares of our common stock in connection with an automatic conversion of the Series A Preferred Stock if the average closing bid price of our common stock during the fourth quarter of 2002 is 75% lower than the closing bid price of $0.95 on August 28, 2001. In addition, we would be required to pay approximately $2,492,130 to the holder of the Series A Preferred Stock in lieu of issuing such holder shares in excess of the 19.9% ownership cap described in the section of this prospectus entitled "Description of the Securities Covered by this Prospectus." The issuance of these shares of our common stock would result in substantial dilution to our common stockholders.
In addition, the cash payment for shares in excess of the 19.9% ownership cap could materially and adversely affect our liquidity and capital resources and prevent us from implementing our growth strategy.

If specified events occur, we may be required to repurchase the outstanding shares of our Series A Preferred Stock at a premium price per share.

In accordance with the terms of the documents relating to the issuance of our Series A Preferred Stock, we are required to repurchase the outstanding shares of Series A Preferred Stock if:

* we fail to deliver shares of our common stock within 15 trading days after a written request to convert shares of our Series A Preferred Stock or to exercise all or a portion of the related warrant;

* our common stock is no longer listed or included for quotation on the Nasdaq National Market, the Nasdaq Small Cap Market, the New York Stock Exchange or the American Stock Exchange or the trading of our common stock is suspended or halted for more than one trading day;

* sales cannot be made under the registration statement of which this prospectus is a part for any reason, including by reason of a stop order or our failure to update the registration statement; or

* we merge with, sell all or substantially all of our assets to or enter into any other business combination transaction with a private company or we become a private company.

In the event that any of such circumstances occur, each holder of shares of our Series A Preferred Stock has the option to compel us to repurchase any or all of such holder's then outstanding shares of Series A Preferred Stock at a premium. The price per share payable by us for any repurchased shares of Series A Preferred Stock is generally equal to the greater of the market price for our common stock on such date or 120% of the original purchase price per share plus any accrued but unpaid dividends. If we are required to repurchase a significant number of shares of our Series A Preferred Stock under such circumstances, our liquidity and capital could be materially and adversely affected and we may not be able to implement our growth strategy.

We may not be able to hire and retain the qualified personnel necessary to support our growth.

We depend on the continued services of our key technical, sales and senior management personnel, particularly our president and chief executive officer Gregory W. Slayton, and our chief technical officer, Kentyn Reynolds. Any officer or employee can terminate his or her relationship with us at any time, and we do not maintain key man insurance policies for any of our employees. In addition, the future growth of our business will depend to a significant extent on our ability to attract and retain qualified, highly-skilled employees, particularly persons with marketing, Internet and information technology experience. Competition for these employees with technical, management, marketing, sales, product development and other specialized skills is intense. We may not be successful in attracting and retaining these personnel.

Effective on the close of the sale of substantially all of the assets of our Elibrium division on June 15, 2001, our chief financial officer resigned her position with us in order to become the chief financial officer of the buyer of the Elibrium division. Although we have commenced a search for a new chief financial officer, competition for qualified chief financial officers is intense and there can be no assurance that we will be able to attract and retain a qualified chief financial officer in a timely manner, or at all. Our inability to attract and retain a qualified chief financial officer could adversely impact our business and financial results.

Our current products and services may become obsolete and unmarketable if we are not able to adequately respond to rapidly changing technology and customer demands.

Our industry is characterized by rapid changes in technology and customer demands. As a result, our current products and services may quickly become obsolete and unmarketable. We believe that our future success depends in large part upon our ability to keep pace with competitive offerings and customer requirements, to adapt to new operating systems, hardware platforms, media and industry standards, and to provide additional functionality by enhancing our existing products and services and introducing new products and services on a timely and cost-effective basis. We may be unable to do this due to resource constraints or technological or other reasons. Any failure or delay in adapting to technological advances or emerging industry standards or developing, introducing or marketing new products and services could cause us to lose clients or fail to gain new clients. If this happens, our business could suffer and our stock price could decline.

Unplanned system interruptions and capacity constraints could disrupt our business and damage our reputation.

We must offer clients reliable, secure and continuous service to attract and retain clients and persuade them to increase their reliance on our email marketing products and services. As the volume of emails generated by our clients increases, we must continuously upgrade and enhance our technical infrastructure to accommodate the increased demands placed on our systems. Our operations also depend in part on our ability to protect our systems against physical damage from fire, earthquakes, power loss, telecommunications failures, computer viruses, unauthorized user access or hacker attacks, physical break-ins and similar events. Any interruption or decrease in response time of our email marketing services could damage our reputation, reduce customer satisfaction and decrease usage of our services.

If our system security is breached, our business and reputation could suffer.

A fundamental requirement for online communications and transactions is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. Any breach in our online security could result in liability to our customers, damage to our reputation and harm to our business. Our servers are vulnerable to computer viruses or software programs that disable or impair computers, physical or electronic break-ins and similar disruptions, which could lead to loss of data. We may need to spend significant resources to license technologies to protect against security breaches or to address problems caused by a security breach.

Increasing governmental regulation of electronic commerce and legal uncertainties could decrease demand for our email marketing service or increase our cost of doing business.

We are subject not only to regulations applicable to businesses generally, but also to laws and regulations directly applicable to privacy and electronic commerce. Although there are currently few of these laws and regulations, state, federal and foreign governments may adopt more of these laws and regulations. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise harm our business. Federal, state, local and foreign governments are considering a number of legislative and regulatory proposals relating to Internet commerce. As a result, a number of laws or regulations may be adopted regarding:

* the pricing and taxation of goods and services offered over the Internet;

* intellectual property ownership; and

* the characteristics and quality of products and services offered over the Internet.

It is also uncertain as to how existing laws may be applied to the Internet in areas such as property ownership, copyright, trademark and trade secrets. The recent growth of Internet commerce has been attributed by some to the lack of sales and value-added taxes on interstate sales of goods and services over the Internet. Numerous state and local authorities have expressed a desire to impose such taxes on sales to consumers and businesses in their jurisdictions.
The Internet Tax Freedom Act of 1998 prevents imposition of such taxes through October 2001. If the federal moratorium on state and local taxes on Internet sales is not renewed, or if it is terminated before its expiration, sales of goods and services over the Internet could be subject to multiple overlapping tax schemes, which could substantially hinder the growth of Internet commerce, including the use of our email marketing solution.

The Internet generates privacy concerns which could result in market perceptions or legislation which could harm our business, result in reduced sales of our services, or both.

We gather and maintain data related to consumers' buying behavior. Lawsuits have been brought alleging, among other things, that at least one company, which combines information from online and other sources regarding users, has improperly collected and used information concerning Internet users in violation of federal electronics privacy statutes and other privacy laws. The United States Federal Trade Commission has launched an informal inquiry to determine whether that company has engaged in unfair or deceptive practices in collecting and maintaining information concerning Internet users. While we believe the "opt-in" nature of the user profiles that we create do not raise these issues, we may be sued or investigated regarding our practices. Any similar legal actions, whether against us or others, could limit our ability to sell our email marketing services or otherwise seriously harm our business.

Privacy concerns may cause consumers who use the Internet to decide not to opt in to receive emails and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our email marketing services. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify users that the data captured after visiting Web sites may be used to direct product promotions and advertising to that user. For example, the European Union recently enacted its own privacy regulations that may result in limits on the collection and use of some user information. The United States and other countries may adopt similar legislation or regulatory requirements. If privacy legislation is enacted or consumer privacy concerns are not adequately addressed, our business could be harmed.

We may be exposed to liability for information displayed on our customers' Web sites or within their marketing partners' Web sites or email messages.

Because our email marketing services often require us to provide a connection to the Web sites of our customers and their marketing partners, we may be perceived as being associated with the content of these Web sites. We do not and cannot screen all of the content generated by our customers and their marketing partners. As a result, we may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the materials displayed on our customers' sites and on their marketing partners' sites and email messages. For example, if one of our customers is sued for posting information on its Web site that is alleged to be defamatory, we may also be named as a defendant in that legal action based solely on our limited association with that customer's Web site. As a result, we could be involved in legal proceedings and disputes that are costly to resolve. We may also suffer a loss of customers or damage to our reputation based on this information or resulting from our involvement in these legal proceedings. Furthermore, some foreign governments have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States.

Our limited protection of intellectual property and proprietary rights may adversely affect our business

We rely primarily on a combination of trademarks, copyright and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We do not have any patents or any patent applications to protect our proprietary rights. The measures we have taken to protect our proprietary rights may not be adequate to prevent unauthorized use of our proprietary technology and other intellectual property rights.

We are dependent on licensed third-party technologies and we may need to license additional technologies to succeed in our business.

We are highly dependent on technologies we license from third parties to enable us to send email through the Internet and to offer a variety of database management and targeted marketing capabilities. The email marketing industry is rapidly evolving, and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms, or at all. The failure to license these technologies could adversely affect our ability to offer competitive email marketing products and services.

Substantial sales of our common stock could cause our stock price to decline.

The market price of our common stock could fall if our stockholders sell substantial amounts of our common stock in the public market, including shares issuable upon the exercise of outstanding options or warrants or issuable upon conversion of our outstanding preferred stock.

We may acquire businesses, technologies or products that harm our business.

As part of our growth strategy, we may pursue the acquisition of businesses, technologies or products that are complementary to our business. Acquisitions involve a number of special risks that could harm our business, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees. In particular, the failure to maintain adequate operating and financial control systems or unexpected difficulties encountered during expansion could harm our business.

We have implemented anti-takeover provisions that could delay or prevent a change in control.

Our board of directors has the authority to issue up to an additional 1,994,500 shares of preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, we are subject to anti-takeover provisions of
Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of ClickAction. Certain other provisions of our certificate of incorporation may have the effect of delaying or preventing changes in control or management, which could adversely affect the market price of our common stock. In addition, in June 1998 our board of directors adopted a share purchase rights plan, or poison pill. This poison pill could have the effect of discouraging, delaying or preventing an acquisition of us.

            SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

	In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Our actual results could differ materially from our expectations. Factors that could cause or contribute to such differences are discussed in "Risk Factors" below, in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report and our Quarterly Report and "Business" in our Annual Report.

	In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                    WHERE YOU CAN GET MORE INFORMATION

	We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy these reports, proxy statements and other information at the SEC's public reference room in Washington, DC. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800- SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC's web site at "www.sec. gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

	The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

*  Our Annual Report on Form 10-K, as amended, for the year ended
December 31, 2000;

* Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

* Our Current Reports on Form 8-K filed with the SEC on April 12, 2001, May 15, 2001 (as amended by our Current Report on Form 8-K/A filed on May 17, 2001) and June 20, 2001 (as amended by our Current Report on Form 8-K/A filed on July 2, 2001); and

* The description of our common stock contained in our Registration Statement on Form 8-A, as filed on May 4, 1995 with the SEC under the Securities Exchange Act of 1934, as amended.

	In addition, we incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

	You may request a copy of these filings at no cost by writing or telephoning us at:

                            ClickAction Inc.
                       2197 East Bayshore Road
                         Palo Alto, CA 94303
                  Attention:  Corporate Secretary
                           (650) 473-3600

	This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration statement.

                            USE OF PROCEEDS

	The proceeds from the sale of the common stock offered under this prospectus are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of these shares of common stock.

           DESCRIPTION OF SECURITIES COVERED BY THIS PROSPECTUS

	On March 30, 2001, we sold 3,500 shares of our Series A 4% Cumulative Convertible Preferred Stock to The Tail Wind Fund, Ltd., or Tail Wind, for an aggregate purchase price of $3,500,000. The Series A Preferred Stock is convertible into shares of our common stock at a conversion price equal to $4.09 and accrues cumulative dividends at the rate of 4% per annum payable in shares of our common stock or cash. We also issued a warrant to Tail Wind to purchase 157,243 shares of our common stock for a per share exercise price of $4.68. The warrant expires on March 30, 2005. This prospectus covers the common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the warrant. This prospectus also covers 15,167 shares of our common stock issued on June 30, 2001as dividends on the Series A Preferred Stock. The number of shares being registered and offered under this prospectus is greater than the number of shares currently beneficially owned by the selling stockholder, as required by the transaction documents for the private placement.

	On April 26, 2001, Tail Wind exercised its right to convert 500 shares of Series A Preferred Stock into 136,552 shares of our common stock. The remaining 3,000 shares of Series A Preferred Stock are currently convertible into approximately 773,500 shares of our common stock based on the conversion price of $4.09 per share.

	On January 2, 2003, any outstanding shares of Series A Preferred Stock will automatically convert into shares of our common stock at a conversion price equal to the lesser of the current conversion price of $4.09 or the reset price, which is the average closing bid prices of our common stock during the fourth quarter of 2002. If the reset price is less than $4.09, each holder of at least 100 shares of the Series A Preferred Stock may elect to extend the automatic conversion date until January 2, 2004.

	The number of shares of our common stock issuable in connection with an automatic conversion of the Series A Preferred Stock is subject to two limitations related to the holder's percentage ownership of our outstanding shares of common stock after such automatic conversion. The first limitation is that the number of shares of our common stock issuable to a holder of Series A Preferred Stock in connection with an automatic conversion cannot, together with any other shares of our common stock beneficially owned by such holder prior to such conversion, exceed 9.99% of the total number of outstanding shares of our common stock immediately after such automatic conversion. Our obligation to issue any shares of common stock in excess of this 9.99% cap is suspended until such time as the issuance of such shares would not exceed the 9.99% cap.

The second limitation is that the number of shares of our common stock issuable to a holder of Series A Preferred Stock in connection with an automatic conversion cannot, together with any other shares of our common stock beneficially owned by such holder prior to such conversion, exceed 19.9% of the total number of outstanding shares of our common stock immediately after such automatic conversion. In lieu of issuing any shares in excess of this 19.9% cap, we are required to pay to such holder an amount equal to the number of shares in excess of the 19.9% cap multiplied by 107.5% of the closing bid price per share of our common stock on the day before the automatic conversion of the Series
A Preferred Stock. This payment is due in twelve equal monthly installments.

	The following table illustrates the number of shares of our common stock immediately issuable upon an automatic conversion of the Series A Preferred Stock assuming that the average closing bid price of our common stock during the fourth quarter of 2002 has remained at $0.95 per share, the closing bid price on August 28, 2001, or if it has decreased by 25%, 50% or 75% from $0.95 per share,. This table also illustrates the number of shares of our common stock that cannot be issued in connection with an automatic conversion of the Series A Preferred Stock until such time as the issuance of such shares would not cause the holder of such shares to be in violation of the 9.99% ownership cap described above. Finally, this table illustrates the aggregate cash payment we would be required to pay in connection with an automatic conversion of the Series A Preferred Stock for shares of common stock in excess of the 19.9% ownership cap described above. The calculations in the following table assume that:

	* all shares of Series A Preferred Stock are still held by a single stockholder,

	* there has been no change in the number of outstanding shares of our common stock, and

	* there are 3,000 shares of Series A Preferred Stock outstanding immediately prior to the automatic conversion of such shares into common stock.

Assumed Average     Number of Shares   Number of Shares    Cash Payment
Closing Bid Price   of Common Stock    of Common Stock   Required in Lieu
during the 4th        Immediately        in Excess of       Issuance of
Quarter of 2002      Issuable Upon         9.99% Cap     Shares in Excess
                      Conversion                            of 19.9% Cap

  $   0.95             1,105,220          1,765,263        $   293,520
      0.713            1,105,220          1,765,263          1,026,390
      0.475            1,105,220          1,765,263          1,759,260
      0.238            1,105,220          1,765,263          2,492,130

	Prior to an automatic conversion of the Series A Preferred Stock, we are required to repurchase all of the outstanding shares of Series A Preferred Stock if:

	* we fail to deliver shares of our common stock within 15 trading days after a written request to convert shares of our Series A Preferred Stock or to exercise all or a portion of the related warrant;

	* our common stock is no longer listed or included for quotation on the Nasdaq National Market, the Nasdaq Small Cap Market, the New York
Stock Exchange or the American Stock Exchange or the trading of our common stock is suspended or halted for more than one trading day;

	* sales cannot be made under the registration statement of which this prospectus is a part for any reason, including by reason of a stop order or our failure to update the registration statement; or

	* we merge with, sell all or substantially all of our assets to or enter into any other business combination transaction with a private company or we become a private company.

In the event that any of such circumstances occur, each holder of shares of our Series A Preferred Stock has the option to compel us to repurchase any or all of such holder's then outstanding shares of Series A Preferred Stock at a premium. The price per share payable by us for any repurchased shares of Series A Preferred Stock is generally equal to the greater of the market price for our common stock on such date or 120% of the original purchase price per share plus any accrued but unpaid dividends.

	We may redeem any outstanding shares of the Series A Preferred Stock at any time upon 30 days prior notice. The redemption price consists of a cash payment of the original purchase price plus accrued and unpaid dividends and, if applicable, any unpaid liquidated damages, and warrants to purchase 50% of the shares of our common stock issuable upon conversion of any outstanding shares of the Series A Preferred Stock at a conversion price equal to the lower of $4.09 or the average closing bid price over the twenty-five trading days prior to the redemption date.

                         SELLING STOCKHOLDER

	We are registering the shares covered by this prospectus for resale by the selling stockholder named in the table below. We have registered the shares to permit the selling stockholder and its pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares. We are registering the shares issuable upon conversion of the Series A Preferred Stock and exercise of the warrant issued in the private placement that closed on March 30, 2001. We are also registering 15,167 shares of our common stock issued on June 30, 2001 as dividends on the Series A Preferred Stock.

	The following table sets forth the name of the selling stockholder, the number of shares owned by the selling stockholder, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholder after this offering is completed. Other than the transaction documents entered into in connection with the private placement with the selling stockholder, the selling stockholder has not had a material relationship with us within the past three years. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of the shares covered by this prospectus. We do not know how long the selling stockholder will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares except as set forth in the transaction documents for the private placement. The shares offered by this prospectus may be offered from time to time by the selling stockholder.

	The percentages of shares owned prior to the offering and after the offering are based on 12,903,138 shares of our common stock outstanding on August 10, 2001. The number of shares owned prior to the offering includes the shares issuable upon conversion of the selling stockholder's Series A Preferred Stock and the shares issuable upon exercise of the selling stockholder's warrant to purchase common stock. Such ownership is determined as of August 10, 2001 based on a conversion price of $4.09 and 61 days of accrued dividends. The number of shares being registered and offered under this registration statement is greater than the number of shares currently beneficially owned by the selling stockholder, as required by the transaction documents for the private placement.


                Shares Beneficially                     Shares Benefi -
                  Owned Prior To     Number of Shares     cially Owned
                     Offering*         Being Offered    After Offering**
               --------------------  ----------------  -----------------
                Number     Percent         Number       Number   Percent
-------------  ---------  ---------  ----------------  -------- --------
The Tail Wind
Fund, Ltd.    1,076,377***  7.78%        2,374,680         0       0%

*	According to a Schedule 13G filed by Tail Wind on April 11, 2001,
Tail Wind has the sole power to vote and dispose of our securities reported in the above table. Because the number of shares of our common stock into which Tail Wind's shares of Series A Preferred Stock and warrants are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of our common stock which would result in Tail Wind having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of our common stock, Tail Wind disclaims beneficial ownership of any and all shares of our common stock that would cause Tail Wind's aggregate beneficial ownership to exceed this ownership limitation.

** 	Assumes the sale of all offered shares.

***   Includes 767,415 shares issuable upon conversion of the 3,000 outstanding shares of Series A Preferred Stock (which includes 16,804 shares issuable as accrued dividends on the Series A Preferred Stock payable on December 31, 2001 and 17,115 shares issuable as liquidated damages for our failure to cause this registration statement to become effective by July 31, 2001), 136,552 shares issued on April 26, 2001 upon conversion of 500 shares of Series A Preferred Stock and 15,167 shares issued on June 30, 2001 as dividends on the Series A Preferred Stock.

                          PLAN OF DISTRIBUTION

	The selling stockholder may sell the shares from time to time. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges, on the Nasdaq National Stock Market or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholder may effect these transactions by selling the shares to or through broker-dealers.
The selling stockholder may sell its shares in one or more of, or a combination of:

* a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

* purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus;

*  an exchange distribution in accordance with the rules of an exchange;

* ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

*  privately negotiated transactions with or without a broker-dealer.

	  To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, to the extent required, the amendment or supplement will disclose:

* the name of the selling stockholder and of the participating broker-dealer(s);

*  the number of shares involved;

*  the price at which the shares were sold;

* the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

* that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

*  other facts material to the transaction.

	From time to time, the selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder may decrease as and when it takes such actions. The plan of distribution for the selling stockholder's shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling stockholder hereunder.

	The selling stockholder may enter into hedging, derivative or short transactions with broker-dealers in connection with sales or distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder also may sell shares short and redeliver the shares to close out short positions and engage in derivative or hedging transactions. The selling stockholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares or upon a default the broker-dealer may sell the pledged shares under this prospectus.

	In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.
Because the selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholder has advised that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

	The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

	Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholder.

	We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

	We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholder has agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

	  We have agreed to maintain the effectiveness of this registration statement until the earlier of April 30, 2006, such time as all the shares covered by this registration statement have been sold, or until the selling stockholder can sell all of the shares it holds pursuant to Rule 144(k) under the Securities Act. The selling stockholder may sell all, some or none of the shares offered by this prospectus.

                             LEGAL MATTERS

	The validity of the issuance of the common stock offered hereby will be passed upon for ClickAction by Orrick, Herrington & Sutcliffe LLP, Sacramento, California.

                                EXPERTS

	The consolidated financial statements included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance And Distribution

	The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by ClickAction in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.


SEC Registration fee ------------------------------------   $ 3,175
Legal fees and expenses	---------------------------------   $25,000
Accounting Fees and Expenses ----------------------------   $15,000
Miscellaneous -------------------------------------------    $3,000
                                                           --------
	Total ---------------------------------------------   $46,175
                                                           ========

Item 15.  Indemnification of Officers and Directors.

	Under Section 145 of the Delaware General Corporation law we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our By-laws require us to indemnify our directors and executive officers, and permit us to indemnify our other officers, employees and other agents, to the extent permitted by Delaware law. Under our By-laws, indemnified parties are entitled to indemnification for negligence, gross negligence and other wise to the fullest extent permitted by law. The By-laws also require us to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. We have entered into indemnity agreements with each of our directors and executive officers. Such indemnity agreements contain provisions which are in some respects broader than the specific indemnification provisions contained in Delaware law. We a lso maintain an insurance policy for our directors and executive officers insuring against certain liabilities arising in their capacities as such.

Item 16.  Exhibits

	(a)	Exhibits.

Exhibit
Number      Description Of Document
-------     -------------------------
4.1         Purchase Agreement, dated as of March 30, 2001, between
            ClickAction Inc. and The Tail Wind Fund, Ltd.*
4.2         Registration Rights Agreement, dated as of March 30, 2001, between ClickAction Inc. and The Tail Wind Fund, Ltd.*
4.3         Warrant, dated as of March 30, 2001, issued by ClickAction
            Inc. to The Tail Wind Fund, Ltd.*
4.4         Certificate of Designations of the Powers, Preferences and
            Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and
            Restrictions Thereof of Series A 4% Cumulative Convertible
            Preferred Stock for ClickAction Inc., as filed with the Delaware Secretary of State on March 30, 2001.*
5.1         Opinion of Orrick, Herrington & Sutcliffe LLP.**
23.1        Consent of KPMG LLP.
23.2        Consent of Orrick, Herrington & Sutcliffe LLP. (included as part of Exhibit 5.1 to this Registration Statement)**
24.1        Power of Attorney is contained on the signature page
            hereto.**

* Incorporated by reference to the current report on Form 8-K filed by ClickAction on April 12, 2001.
**  Previously filed.

Item 17.  Undertakings.

	The undersigned registrant hereby undertakes:

		(1)	to file, during any period in which offers or sales are
being made, a post-effective amendment to this registration statement:

			(i)	to include any prospectus required by section
10(a)(3) of the Securities Act of 1933, as amended;

			(ii)	to reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

			(iii)	to include any material information with respect
to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

	Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the issuer pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference herein.

		(2)	that, for the purpose of determining any liability
under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

		(3)	to remove the registration by means of a post-effective
amendment any of the securities being registered which remain unsold at the termination of the offering.

	 	(4)	that, for purposes of determining any liability under
the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

		(5)	to deliver or cause to be delivered with the
prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

		(6)	for purposes of determining any liability under the
Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

		(7)	for the purpose of determining any liability under the
Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, as amended, ClickAction duly certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, County of Santa Clara, State of California, on
August 30, 2001.

                                          CLICKACTION INC.
                                          /s/ Gregory W. Slayton
                                          -----------------------------
                                          Gregory W. Slayton
                                          President, Chief Executive
                                          Officer and Director


	Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     Signature                       Title                     Date
-----------------------  ------------------------------  ---------------
/s/ Gregory W. Slayton     President, Chief Executive    August 30, 2001
-----------------------       Officer and Director
Gregory W. Slayton        (Principal Executive Officer)

/s/ Albert P. Liong        Vice President Finance and    August 30, 2001
-----------------------        Corporate Controller
Albert P. Liong             (Principal Financial and
                               Accounting Officer)

/s/ David P. Mans*           Chairman of the Board       August 30, 2001
-----------------------
David P. Mans

/s/ Edwin R. Niehaus III*           Director             August 30, 2001
-----------------------
Edwin R. Niehaus III

/s/ Gary J. Daichendt*              Director             August 30, 2001
-----------------------
Gary J. Daichendt

/s/ Randy Haykin*                   Director             August 30, 2001
-----------------------
Randy Haykin

/s/ Emerick M. Woods*               Director             August 30, 2001
-----------------------
Emerick M. Woods

/s/ Howard Love*                    Director             August 30, 2001
-----------------------
Howard Love

By: /s/ Gregory Slayton*                                 August 30, 2001
-----------------------
Gregory Slayton
Attorney-in-Fact

                            INDEX TO EXHIBITS

Item 16.  Exhibits

	(a) Exhibits.

Exhibit
Number       Description Of Document
--------     --------------------------------------------------------------
4.1          Purchase Agreement, dated as of March 30, 2001, between
             ClickAction Inc. and The Tail Wind Fund, Ltd.*
4.2          Registration Rights Agreement, dated as of March 30, 2001, between ClickAction Inc. and The Tail Wind Fund, Ltd.*
4.3          Warrant, dated as of March 30, 2001, issued by ClickAction
             Inc. to The Tail Wind Fund, Ltd.*
4.4          Certificate of Designations of the Powers, Preferences and
             Relative, Participating, Optional and Other Special Rights of
             Preferred Stock and Qualifications, Limitations and
             Restrictions Thereof of Series A 4% Cumulative Convertible
             Preferred Stock for ClickAction Inc., as filed with the Delaware Secretary of State on March 30, 2001.*
5.1          Opinion of Orrick, Herrington & Sutcliffe LLP.**
23.1         Consent of KPMG LLP.
23.2         Consent of Orrick, Herrington & Sutcliffe LLP. (included
             as part of Exhibit 5.1 to this Registration Statement)**
24.1         Power of Attorney is contained on the signature page
             hereto.**

* Incorporated by reference to the current report on Form 8-K filed by ClickAction on April 12, 2001.
**   Previously filed.

                                                            EXHIBIT 23.1


                      CONSENT OF INDEPENDENT AUDITORS




The Board of Directors
ClickAction Inc.

We consent to the incorporation by reference in this amendment No.1 to the registration statement on Form S-3 (No. 333-59724) of ClickAction Inc. of our report dated February 15, 2001, relating to the consolidated balance sheets of ClickAction Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and related financial statement schedule, which report appears in the December 31, 2000 annual report on Form 10-K/A of ClickAction Inc. and to the reference to our firm under the heading "Experts".


									/s/ KPMG LLP
Mountain View, California
August 30, 2001